UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ascena Retail Group, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	0-11736	30-0641353

(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

933 MacArthur Boulevard, Mahwah, NJ	07430

(Address of principal executive offices)	(Zip code)

Gene Wexler	(551) 777-6751

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

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Section 1 – Conflict Mineral Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

A.	Introduction

Ascena Retail Group, Inc. (“Ascena”) is a leading national specialty retailer offering clothing, shoes, and accessories for missy and plus-size women under the Lane Bryant, Cacique, maurices; dressbarn; and Catherines brands; and for tween girls under the Justice brand. Ascena operates through its subsidiaries approximately 3,900 stores throughout the United States and Canada.

Ascena and its subsidiary brands (collectively, “Ascena” or the “Company”) contract to manufacture products that contain tin, tantalum, tungsten and/or gold (“3TG”), such as apparel, accessories, footwear, and jewelry. In certain instances the 3TG metals are necessary materials to products the Company sells. In light of this, the Company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict or human rights abuses in the Democratic Republic of Congo (“DRC”) or an adjoining country1 (together with the DRC, the “Covered Countries”).

B. Conflict Minerals Disclosures

Ascena has concluded in good faith that during 2014:

a)	Ascena contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Act) are necessary to the functionality or production.
b)	Based on a “reasonable country of origin inquiry” (“RCOI”) and subsequent due diligence, Ascena does not have concrete findings on whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries. As a result, Ascena’s products are DRC Conflict Undeterminable.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Ascena has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD. You can view this Form SD, together with the Conflict Minerals Report and our prior filings, at www.ascenaretail.com, under “For Investors”, accessible through the “Investor Relations Menu”, under the “SEC” tab.

C. Reasonable Country of Origin Inquiry Description

To implement the RCOI, Ascena, on behalf of itself and its subsidiary brands, engaged their suppliers to collect information regarding the presence and sourcing of 3TG metals used in the products supplied to Ascena and its subsidiary brands. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.

Supplier engagement followed these steps:

•	An introduction email was sent to suppliers describing the compliance requirements and requesting conflict minerals information.
•	Following the initial introductions to the program and information request, at least three reminder emails were sent to each non-responsive supplier requesting conflict minerals information.

1 The term “adjoining country” is defined in Section 1502(e)(1) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) as a country that shares an internationally recognized border with the DRC, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

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•	Suppliers who remained non-responsive to email reminders were contacted by telephone to try and determine the reason for the delay and to provide further assistance for completing the request.
•	Suppliers were provided assistance with and information about Ascena’s conflict minerals inquiry, which included, but was not limited to, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information needed could be provided.

An escalation process was initiated with Ascena for suppliers who continued to be non-responsive after the above contacts were made. The program utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) for data collection.

Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues including incomplete data on CMRT reporting templates, responses that did not identify smelters or refiners for listed metals, and organizations that were identified as smelter or refiner, but not verified as such through further analysis and research.

D. RCOI Results

A total of 681 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 53%. Of these responding suppliers, 7% indicated that one or more 3TG metals were present in, and were necessary to the functionality or production of at least one of the products they supply to Ascena or its subsidiary brands.

E. Due Diligence

A description of the measures Ascena took to exercise due diligence on the source and chain of custody of the conflict minerals for which Ascena knew or had reason to believe were sourced from the Covered Countries, based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ascena Retail Group, Inc.

By:	/s/ Gene Wexler	May 29, 2015
	Gene Wexler	(Date)
Senior Vice President, General Counsel

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